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SEC MAIL PROCESSING
Received
NOV 06 2017
WASH, D.C.

SEC File Number
8-67367

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/16 and ending 9/30/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bigelow Capital Securities LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
One Harbour Place, Suite 215
(No. and Street)

Portsmouth	NH	03801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Denise Burke (603) 433-6000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

RECEIVED
2017 OCT -8 AM 8:54
SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Denise Burke**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Bigelow Capital Securities LLC as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

CFO, FINOP
Title



Notary Public

MARISA B. LISTER, Notary Public
My Commission Expires June 19, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Bigelow Capital Securities LLC

We have audited the accompanying statement of financial condition of Bigelow Capital Securities LLC as of September 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bigelow Capital Securities LLC as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
October 19, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 E. Northwest Hwy I Mt. Prospect, IL 60056

BIGELOW CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

ASSETS

Cash	$	102,980
Prepaid expenses		4,849
TOTAL ASSETS	$	107,829

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	8,000
Due to related party		9,857
TOTAL LIABILITIES		17,857
MEMBERS' EQUITY		89,972
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	107,829

See Notes to Statement of Financial Condition.

BIGELOW CAPITAL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED SEPTEMBER 30, 2017

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations: Bigelow Capital Securities LLC ("the Company") was organized in the state of New Hampshire on May 9, 2006 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides merger and acquisition, restructuring, valuation and other advisory services for clients.

Basis of Presentation: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition: The Company typically enters into contracts with clients calling for periodic advisory fees to be paid during the term of the arrangement, and a success fee to be paid out once the transaction is successfully completed. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes advisory fees in the period earned with separate revenue recognition once each transaction is finalized.

Income Taxes: The Company does not pay federal income taxes on its taxable income. Instead, the members are liable for individual income taxes on the Company's taxable income.

In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013. As of September 30, 2017, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or \$5,000. At September 30, 2017, the Company had net capital of \$85,123 which was in excess of its requirement of \$5,000 by \$80,125.

Note 3 - Related Party Transactions

The Company utilizes office space, shares telephone service, and receives administrative and other services by virtue of an expense sharing agreement from a related company under common ownership, Bigelow LLC. The related party charged \$6,154,692 for compensation and benefits and \$24,553 for occupancy and related expenses for the fiscal year ended September 30, 2017. At September 30, 2017, the Company has \$9,857 of outstanding accounts payable to the related company. Since the Company and the related company are owned by the same members, operating results could vary significantly from those that would be obtained if the entities were autonomous.